Exhibit 99.4

STEVANATO GROUP S.P.A.

NOMINATING AND CORPORATE

GOVERNANCE COMMITTEE’S REPORT

FOR 2021

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

Introduction

This Nominating and Corporate Governance Committee’s Report (hereinafter “the Report”) covers the period 1 January 2021 – 31 December 2021 and is voluntarily prepared according to the Nominating and Corporate Governance Committee’s Charter.

Corporate Governance recommendations and practices

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by NYSE applicable to U.S. domestic issuers.

If we cease to be a “foreign private issuer” under the NYSE rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable NYSE corporate governance rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

The provisions of the Italian Civil Code regulating companies that are listed on a regulated market (società che fanno ricorso al mercato di capitale di rischio) apply to the Company. As described in more detail below, these rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

Board of Directors

In order to allow a better analysis about the management performance, additional economical and financial indicators are presented then those required by IFRS and by Local GAAP; these indicators have not considered as alternatives to those required by IFRS and by Local GAAP. In particular, the Non-GAAP Measures used in this report are:

Tracing of performance adjusted indicators to reported indicators

The Italian Civil Code provides for three alternative corporate governance systems: (i) the traditional model (comprising a board of directors and a board of statutory auditors), (ii) the two-tier board system (comprising a management board and a supervisory board) or (iii) the one-tier board system (comprising a board of directors and an audit committee).

In May 2021, we adopted the one-tier corporate governance system, which provides for a Board of Directors and an Audit Committee. The board of directors is appointed by the shareholders’ meeting and the Audit Committee is, in turn, appointed by the board of directors from among its members (as appointed by the shareholders’ meeting).

The board of directors is generally responsible for managing the affairs of the company. The Board may therefore undertake all transactions considered necessary, useful or appropriate in achieving the company’s corporate purpose except only for such actions as are reserved to the ordinary or extraordinary shareholders’ meeting by applicable law or the articles of association.

Within the limits prescribed by Italian Law, the Board may delegate its general powers to an executive committee and/or managing director to handle the day-to-day management consistent with the guidelines set by the board of directors.

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

The Chairman of the board of directors, any deputy chairman as well as any managing director are authorized to represent and bind the company in their capacity as legal representatives. The board of directors and any managing director may also delegate the power to carry out certain acts within the scope of their respective authority.

Our board of directors consists of 12 directors (including the members of the Audit Committee) and has been appointed by the ordinary shareholders’ meeting on May, 28, 2021 for a period of three fiscal years. Members of the board of directors who are also employees are entitled to applicable severance pay benefits (TFR) under Italian law. No other service contracts and/or agreements exist between members of the board of directors, us and/or our subsidiaries, providing for benefits and/or compensation to our directors upon termination of employment.

During 2021, the Board of Directors has been convened n. 17 times.

Foreign Private Issuer Status

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Italian corporate governance practices rather than those of NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following NYSE Corporate Governance Standards:

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Section 303A of the NYSE Listed Company Manual, which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	Section 303A.05 of the NYSE Listed Company Manual, which requires boards to have a compensation committee consisting entirely of independent directors; and

●	Section 303A.03 of the NYSE Listed Company Manual, which requires an issuer to have regularly scheduled meetings at which only independent directors attend.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers.

Committees of the Board of Directors

On May 28, 2021, we established an Audit Committee while on June 16, 2021, we established a Compensation Committee, a Nominating and Corporate Governance Committee, a ESG Committee and a Business and Strategy Committee. Each of these committees are governed by a charter that is consistent with applicable Italian Law and SEC and NYSE corporate governance rules, and which is available on the Investors section of our website at https://www.stevanatogroup.com/en/ . The information contained on, or that can be accessed through, our website does not form part of the Report.

Audit Committee

Our Audit Committee consists of William Federici, Fabio Buttignon and Fabrizio Bonanni. Mr. Federici serves as the chairman of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules.

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

Our board determined that Mr. Buttignon and Mr. Federici are both audit committee financial expert as defined by the SEC rules and have the requisite financial experience as defined by the NYSE corporate governance rules. Further, Mr. Buttignon is a certified accountant and, in such capacity, is enrolled with the Italian Registry of Statutory Auditors.

Our board determined that each member of our Audit Committee is “independent” as such term is defined under Italian Law, it being understood that a director cannot qualify as independent (and, therefore, cannot be an audit committee member) if any of the following applies: (i) being interdict, incapacitated, bankrupt, or convicted of an offense that implies the interdiction, even temporary, from public offices, or the inability to exercise managerial offices; (ii) being the spouse, relatives and relatives-in-law within the fourth degree of directors of the company, the directors themselves, the spouse, relatives and relatives-in-law within the fourth degree of directors of the companies controlled by the concerned company, of the companies that control it and of those subject to common control; and (iii) being linked to the company or to the companies controlled by it or to the companies that control it or to those subject to common control by an employment relationship or by an ongoing relationship of consultancy or paid work, or by other relationships of a financial nature that compromise their independence.

Our Audit Committee is compliant with applicable rules and regulations of the SEC and NYSE corporate governance rules as well as Italian Law requirements with respect to its composition, expertise requisites and functioning.

The Audit Committee is responsible for, among other things, assisting the board in the oversight of:

●	the accounting and financial reporting practices of the Company as well as the integrity of the financial statements;

●	the adequacy of the Company’s organizational structure, internal control system, and administrative and accounting systems;

●	the Company’s risk assessment and risk management processes to ensure such processes are effective;

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supervise compliance with legal and regulatory requirements including as required by the rules and regulations of the SEC, by preparing the report of the Audit Committee to be included in the Company’s annual proxy statement;

●	the independence and qualifications of the Company’s registered public accounting firm.

The Audit Committee meets regularly and in a manner that the Audit Committee may deem fit and, at least once every ninety calendar days. Periodically, the Audit Committee also meets with our independent auditor and members of our management.

During 2021, the Audit Committee has been convened n. 4 times.

Compensation Committee

Although not required under Italian law, on June 16, 2021, we established a compensation committee. This committee consists of Madhavan Balachandran (as chairman), Donald Eugene Morel Jr. and Paola Vezzaro.

The Compensation Committee is responsible for, among other things:

●	analyzing, discussing and making recommendations to the board of directors on remuneration policies for directors and senior management and review their appropriateness;

●	within the terms of the agreed policy and in consultation with the board chairman determining the total individual remuneration package of each executive director;

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

●	assessing, reviewing and recommending for approval by the board, the CEO’s annual remuneration package and performance objectives based on the evaluation of the CEO’s performance;

●	reviewing and approving any significant changes to the overall compensation program and incentive plans.

Pursuant to Italian Law, the shareholders’ meeting determines the base compensation of the members of the board of directors. After consultation with the Audit Committee, the board of directors may determine the compensation of executive officers, including the CEO. If the articles of association so provide, the shareholders’ meeting may determine an aggregate amount for the remuneration of all directors, including executive officers.

During 2021, the Compensation Committee has been convened n. 3 times.

Nominating and Corporate Governance Committee

Although not required under Italian law, on June 16, 2021, we established a Nominating and corporate governance committee. This committee consists of Franco Stevanato (as chairman), Madhavan Balachandran, Donald Eugene Morel Jr. and Fabrizio Bonanni.

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) of the board of directors;

●	identifying and appointing independent board of directors candidates to fill independent Board vacancies as and when these arise;

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keeping under review the leadership needs of the organization, both executive and non-executive, with a view to ensuring the continuing ability of the organization to compete effectively in the marketplace;

●	constantly reviewing corporate governance rules and practices and ensuring that corporate governance codes that apply to the Company are observed;

●	formulating succession plans.

If, during the term of their office, one or more directors resign, the other directors must replace them by a resolution approved by the Audit Committee, provided that the majority of the board still comprises directors appointed by the company’s shareholders. The coopted directors remain in office until the next shareholders’ meeting. If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting resign, the remaining members of the board of directors (or the audit committee if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors and until such time as the new directors are appointed, the resigning directors remain in office.

During 2021, the Nominating and Corporate Governance Committee has been convened n. 2 times.

As mentioned above, the current Board of Directors was appointed in 2021 prior to the establishment of the Nominating and Corporate Governance Committee, which is also responsible for the report of the process used to make appointments to the Board of Directors and explain if external advice or open advertising has been used for such appointments. Such activity will be performed by the Nominating and Corporate Governance Committee from time to time, whenever appointments to the Board of Directors are concerned.

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

Business & Strategy Committee

On June 16, 2021, we established a Business and Strategy Committee. This committee consists of Donald Eugene Morel Jr. (as chairman), Sergio Stevanato, Franco Stevanato, Marco Stevanato, Madhavan Balachandran, Fabrizio Bonanni, Franco Moro and William Federici.

The Business and Strategy Committee is responsible for, among other things:

●	periodically reviewing and making recommendations on medium and long-term strategies and strategic plans to be pursued;

●	reviewing the annual business plan, budget and capital structure of the Group before onward submission to the Board for approval;

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meeting with management periodically to monitor the Company’s progress against its strategic goals and to discuss, review and recommend to the Board any such matters or issues which relate to the strategic planning of the Group;

●	ensuring the board of directors is regularly appraised of the Company’s progress with respect to implementation of any approved strategy.

During 2021, the Business & Strategy Committee has been convened n. 3 times.

ESG Committee

On June 16, 2021, we established a ESG Committee. Our ESG Committee consists of Fabiano Nicoletti (as chairman), Paola Vezzaro and William Federici.

The ESG Committee is responsible for, among other things:

●	assisting the Company in setting ESG strategies, including by reviewing, challenging and overseeing the content of and approach to strategy concerning ESG matters;

●	supervising compliance of ESG disclosure and ensuring a sustainability strategy is considered by the Board as part of the overall business strategy of the Group;

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bringing to the attention of the board of directors emerging ESG matters and reviewing, challenging and approving annual sustainability KPIs and related targets in line with the agreed sustainability strategy;

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putting systems in place to monitor ESG Matters and reviewing compliance with material regulation and legislation on ESG/sustainability issues, and any public ESG/sustainability-related commitments voluntarily subscribed to by the Group.

During 2021, the ESG Committee has been convened n. 2 times.

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

Duties of Directors and Conflict of Interests

Under Italian law, the primary duty of directors is to carry out all activities as are necessary for the achievement of the corporate purpose in accordance with applicable law and the articles of association.

In particular, directors have a general duty to act with care, without self-interest and on a well-informed basis.

The applicable standard of conduct is determined, on a case-by-case basis, taking into account the characteristics of the corporation, the specific tasks and responsibilities conferred to the single directors, and the personal skills of the latter.

In addition, directors have numerous specific duties and obligations, such as, inter alia:—keeping the corporation’s books, records and other databases (including the shareholders’ register) in such a manner that the corporation’s rights and obligations may be ascertained from the interested parties at all times;—preparing the corporation’s annual accounts according with the applicable accounting principles and filing them with the Companies’ Register on time;—registering the corporation with the Companies’ Register and keeping the registered information up to date;—convening annually or when necessary or required by the shareholders the general meetings of the corporation; and—monitoring the own funds and financial position of the corporation and initiate the actions or procedures contemplated by the law in case of (i) losses entailing the reduction of the own funds of the corporation below the threshold of two thirds of the share capital or (ii) income, asset or financial unbalances having certain characteristics

The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the powers delegated to each director and revoke such delegation at any time. The managing directors must report to the board of directors and the audit committee at least every 180 days on the company’s business and the main transactions carried out by the company or by its subsidiaries.

Directors having any interest in a proposed transaction must disclose such interest to the board of directors and to the audit committee, even if such interest is not (or is deemed not to be) in conflict with the interest of the company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved but for the vote of the interested director, the resolution may be challenged by a director or by the audit committee if the approved transaction is (or is likely to be) prejudicial to the company. If the director carrying an interest in the transaction is the CEO and the transaction falls within his/her competence, he/she will in any case have to abstain from carrying out the transaction on behalf of the Company and will defer authority to the board of directors.

Terms of Directors and Officers

The board of directors is elected by the ordinary shareholders’ meeting of the Company, for the period established at the time of election but in any event for no more than three fiscal years. A director may be reappointed for successive terms.

The board of directors—may also appoint one or more general managers (direttori generali), who must report directly to the board of directors and confer powers for single acts or categories of acts to employees of the company or third-party representatives.

Under Italian law and pursuant to our articles of association, directors may be removed from office at any time by the shareholders’ meeting. A director that is removed without cause may have a claim for damages against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the audit committee. The board of directors, subject to the approval of the audit committee, must appoint substitute directors to fill vacancies arising from removals or resignations to serve until the next ordinary shareholders’ meeting.

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Stevanato Group S.p.A. Nominating and Corporate Governance Committee’s Report for 2021

If at any time more than half of the members of the board of directors appointed by the shareholders’ meeting of the Company resign, the remaining members of the board of directors (or the audit committee if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors and until such time as the new directors are appointed, the resigning directors remain in office.

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